# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LENNOX INTERNATIONAL INC, CIK 0001069202
CUSIP: 526107107
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 2140 LAKE PARK BLVD, RICHARDSON, Texas (TX), 75080
Date of event which requires filing of this statement: 11/06/2024
Filed by CIK 0001139032
Persons authorized to receive notices and communications: John W. Norris, III, 2140 Lake Park Blvd., Richardson, Texas (TX), 75080, (973) 497-5000

## Reporting persons
- NORRIS JOHN W III (CIK 0001139032): type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 200,130.87; shared voting power 3,067,196.37; sole dispositive power 200,130.87; shared dispositive power 3,067,196.37; aggregate amount beneficially owned 3,267,327.24 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: LENNOX INTERNATIONAL INC
Address of issuer's principal executive offices: 2140 LAKE PARK BLVD, RICHARDSON, Texas (TX), 75080

## Item 2. Identity and Background
Name of person filing: John W. Norris, III
Residence or business address: 2140 Lake Park Blvd., Richardson, Texas 75080
Present principal occupation or employment: Member of the Board of Directors, Lennox International, Inc., 2140 Lake Park Blvd., Richardson, Texas 75080.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All Shares beneficially owned by Mr. Norris were acquired primarily through a combination of inheritance, gift, and compensation.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Norris acquired the Shares beneficially owned by him for investment. Mr. Norris does not have any plans, nor has he made proposals, which relate to or would result in any of the events enumerated in paragraphs (a) through (j) of Item 4 to Schedule 13D. However, Mr. Norris reserves the right to acquire additional shares, to dispose of shares or to formulate other purposes, plans or proposals to the extent he deems advisable in light of his personal investment needs (and, in his capacity as trustee of the trusts described in Item 5, the investment needs of such trusts), market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of November 7, 2024, Mr. Norris beneficially owns an aggregate of 3,267,327.235 shares of Common Stock, constituting approximately 9.18% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Norris directly beneficially owns 198,446 shares of Common Stock, constituting approximately 0.5% of the outstanding shares of Common Stock. Mr. Norris has the sole power to dispose of and vote such shares. Mr. Norris directly beneficially owns 21,267 shares of Common Stock in joint tenancy with his spouse, Catherine Houlihan, constituting approximately 0.05% of the outstanding shares of Common Stock. Mr. Norris has shared power with Ms. Houlihan to dispose of and vote such shares. Mr. Norris may be deemed to indirectly beneficially own 28,372 shares of Common Stock owned by the Benjamin Norris Revocable Trust (the "B.N. Trust"). Mr. Norris is a co-trustee of the B.N. Trust and in such capacity has shared power to dispose of and vote the Shares held by the B.N. Trust. The shares of Common Stock owned by the B.N. Trust represent approximately 0.07% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 28,372 shares of Common Stock owned by the Lily C. Norris Revocable Trust (the "L.N. Trust"). Mr. Norris is a co-trustee of the L.N. Trust and in such capacity has shared power to dispose of and vote the Shares held by the L.N. Trust. The shares of Common Stock owned by the L.N. Trust represent approximately 0.07% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 28,372.37 shares of Common Stock owned by the William H. Norris Revocable Trust (the "W.N. Trust"). Mr. Norris is a co-trustee of the W.N. Trust and in such capacity has shared power to dispose of and vote the Shares held by the W.N. Trust. The shares of Common Stock owned by the W.N. Trust represent approximately 0.07% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 1,684.865 shares of Common Stock owned by the Norris-Newman Minors Trust (the "N.N. Trust"). Mr. Norris is a trustee of the N.N. Trust and in such capacity has the sole power to dispose of and vote the Shares held by the N.N. Trust. The shares of Common Stock owned by the N.N. Trust represent approximately 0.005% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 214,758 shares of Common Stock owned by the Norris Living Trust (the "N.L. Trust"). Mr. Norris is a co-trustee of the N.L. Trust and in such capacity has shared power to dispose of and vote the Shares held by the N.L. Trust. The shares of Common Stock owned by the N.L. Trust represent approximately 0.06% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 2,545,105 shares of Common Stock owned by JW Norris, Inc. ("JW Norris"). Mr. Norris is President of JW Norris and in such capacity has shared power to dispose of and vote the Shares held by the JW Norris. The shares of Common Stock owned by JW Norris represent approximately 7% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 107,250 shares of Common Stock owned by the John W. Norris, III Trust A (the "J.N. Trust A"). Mr. Norris is a co-trustee of the J.N. Trust A and in such capacity has shared power to dispose of and vote the Shares held by the J.N. Trust A. The shares of Common Stock owned by the J.N. Trust A represent approximately 0.3% of the outstanding shares of Common Stock. Mr. Norris may be deemed to indirectly beneficially own 93,700 shares of Common Stock owned by The Cabin Foundation ("Cabin"). Mr. Norris is President of Cabin and in such capacity has shared power to dispose of and vote the Shares held by Cabin. The shares of Common Stock owned by JW Norris represent approximately 0.2% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: In the past 60 days, The Cabin Foundation sold in the open market 2,300 shares of Common Stock described in Item 3.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- NORRIS JOHN W III: /s/ John W. Norris, III, John W. Norris, III, Director (02/04/2025)